CETERA ADVISOR NETWORKS LLC AND SUBSIDIARY
(SEC I.D. No. 8-29577)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document

Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-29577

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cetera Advisor Networks LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2301 Rosecrans Ave #5100
(No. and Street)

El Segundo	CA	90245
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tim Bowman	(619) 881-5262	Tim.Bowman@cetera.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

555 W. 5th Street, Floor 2700	Los Angeles	CA	90013
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Tim Bowman_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Cetera Advisor Networks LLC and Subsidiary (the "Company")_____, as of __December 31_____, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Timothy Bowman_ 2/25/2022

Title: _____

Principal Financial Officer

Please See Attached
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

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Signature of Document Signer No. 1   _Signature of Document Signer No. 2 (if any)_

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me

on this 25 day of February, 20 22,
by   Date   Month   Year

(1) Tim Bowman

(and (2) _____),
                    Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
                    Signature of Notary Public

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Place Notary Seal and/or Stamp Above

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Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Deloitte & Touche LLP

555 W. 5th Street,
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213-688 0100

www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Advisors Networks LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Cetera Advisors Networks LLC and its subsidiary (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 25, 2022

We have served as the Company's auditor since 2016.

CETERA ADVISOR NETWORKS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	57,466,963
Fees and commissions receivable		53,273,137
Receivable from clearing broker		1,195,393
Related party receivables		100,654
Other receivables		6,837,111
Prepaid expenses		717,689
Deferred charges		10,417,779
Operating lease assets		1,238,878
Intangible assets, net of accumulated amortization of $16,050,647		168,939,278
Goodwill		46,736,273
Other assets		1,219,068
Total assets	$	348,142,223

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Fees and commissions payable	$	57,984,742
Accrued expenses and accounts payable		915,434
Accrued compensation		7,234,965
Deferred revenue		1,822,469
Deferred credit		3,322,518
Regulatory and legal reserves		2,787,500
Operating lease liabilities		1,256,554
Other liabilities		3,620,235
Total liabilities		78,944,417

COMMITMENTS AND CONTINGENCIES (NOTE 10)

MEMBER'S EQUITY		269,197,806
Total liabilities and member's equity	$	348,142,223

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

CETERA ADVISOR NETWORKS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Advisor Networks LLC (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company and its subsidiary, Bar Financial, LLC, provide brokerage, investment advisory and planning, and insurance services to individuals nationally through independent financial advisors.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). Aretec is a wholly owned subsidiary of GC Two Intermediate Holdings, Inc. which is wholly owned subsidiary of GC Two Holdings, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Consolidated Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

On May 21, 2021, the Company acquired certain assets and liabilities from Summit Financial Group, Inc. This transaction has been determined to be a combination of entities under common control that resulted in a change in the reporting entity. Accordingly, the financial results of the Company have been adjusted to include the impacts of the transaction in the current period as if the certain assets and liabilities acquired had been consolidated at the beginning of the period presented.

The following tables summarize the impact of the transaction to the Company's Consolidated Statement of Financial Condition as of December 31, 2020:

	As of December 31, 2020		
	As Previously Reported:	**Retrospective Adjustments**	**As Retrospectively Adjusted**
Fees and commissions receivable	$ 36,586,610	$ 664,330	$ 37,250,940
Receivable from clearing broker	1,394,663	53,626	1,448,289
Other receivables	4,952,086	279,069	5,231,155
Prepaid expenses	621,790	33,435	655,225
Intangible assets, net of accumulated amortization	50,094,925	14,450,831	64,545,756
Goodwill	29,815,465	16,767,211	46,582,676
All other assets, net of allowance	60,927,594	-	60,927,594
Total Assets	$ 184,393,133	$ 32,248,502	$ 216,641,635
Fees and commissions payable	$ 38,769,607	$ 897,328	$ 39,666,935
All other liabilities	20,356,012	59,534	20,415,546
Total liabilities	59,125,619	956,862	60,082,481
Member's equity	125,267,514	31,291,640	156,559,154
Total liabilities and member's equity	$ 184,393,133	$ 32,248,502	$ 216,641,635

Use of Estimates

The preparation of Consolidated Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Reportable Segment

The Company operates exclusively in the United States as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision makers.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Fees and Commissions Receivable and Payable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers. Fees and commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Other Receivables

Other receivables primarily consist of accrued receivables from the Company's clearing broker related to fees charged to client accounts and accrued reimbursements and allowances from product sponsors.

Deferred Charges

Deferred charges include unamortized deferred charges including recruiting and transition allowances provided to the Company's advisors. The recruiting allowances are amortized over the estimated advisor's useful life of approximately 20 years while transition allowances are typically amortized over the estimated customer useful life of 6 years. As of December 31, 2021, the Company had unamortized recruiting and transition allowances of $10,417,779. As of December 31, 2021, the weighted average remaining useful life was 12.1 years.

Goodwill and Other Intangible Assets

Goodwill assets, are not amortized; however, intangible assets that are deemed to have definite lives are amortized over their useful lives, generally ranging from 5 - 20 years. See Note 5 – Goodwill and Other Intangible Assets, for additional information regarding the Company's goodwill and other intangible assets.

Goodwill is tested annually on October 1st and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit is more likely than not less than its carrying amount, a quantitative impairment

test will be performed by comparing the fair value of a reporting unit with its carrying amount. No impairment of goodwill was recognized during the year ended December 31, 2021.

Long-lived assets, such as intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. There was no impairment of definite-lived intangible assets recognized during the year ended December 31, 2021.

Securities Owned and Securities Sold, not yet purchased

Securities owned, and securities sold, not yet purchased are recorded on a trade date basis and are stated at fair value. As of December 31, 2021, securities owned of $119,978 is included in Other assets. Securities sold, not yet purchased of $9,803 is included in Other liabilities.

Other Assets

The Company periodically extends credit to financial advisors in the form of commission advances which are included in Other assets. At December 31, 2021, advances due from advisors was $738,016, net of an immaterial allowance for bad debt. In addition, property and equipment of $101,681, net of accumulated depreciation of $425,613 are recorded in Other assets.

Deferred Credit

Deferred credit consists of rebates received on the signing of the Company's clearing services contract with Pershing LLC, which is accreted on a straight-line basis. The unaccreted deferred credits of $3,322,518 are included in Deferred credit in the Consolidated Statement of Financial Condition and will be accreted over the remaining life of 3.75 years.

Deferred Revenue

The Company records unearned income when cash payments are received or due in advance of its performance obligation, including amounts which are refundable.

Contract Acquisition Costs

The Company identifies all significant costs to obtain or fulfill a contract with a customer. These costs generally fall within recruiting costs, financial advisor related costs, and transfer costs incurred by underlying customers of the acquired financial advisor. Transfer costs related to customers are recognized as assets and are amortized over the estimated customer relationship life on a straight-line basis. Recruiting costs and other financial advisor related costs are recognized as assets and are amortized over the estimated financial advisor relationship life on a straight-line basis. These assets are presented in the other assets line of the Company's Consolidated Statement of Financial Condition. To the extent that these costs are initially estimated and accrued for, adjustments are made based on actual costs incurred.

Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that would materially impact the Company's Consolidated Statement of Financial Condition and related disclosures.

NOTE 3 – CONTRIBUTIONS FROM PARENT

On June 9, 2021, Cetera Financial and Voya Financial Advisors, Inc. ("Seller") entered into an Asset Purchase Agreement ("Agreement"). The purpose of the Agreement is to facilitate the affiliation of the Seller's registered representatives with the Company.

Contemporaneously with the purchase, Cetera Financial transferred certain net assets from Cetera Financial to the Company.

NOTE 4 - FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2021 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 253,709	$ -	$ -	$ 253,709
Securities owned - recorded in Other assets:				
Equity securities	117,256	-	-	117,256
Corporate bonds	-	2,722	-	2,722
Total securities owned	117,256	2,722	-	119,978
Total	$ 370,965	$ 2,722	$ -	$ 373,687

	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased - recorded in Other liabilities:				
Corporate bonds	$ -	$ 9,803	$ -	$ 9,803
Total	$ -	$ 9,803	$ -	$ 9,803

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly Equity traded securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are classified within Level 1. Corporate bonds are fair valued by management using third-party pricing services and are classified within Level 2.

Fair Value of Financial Instruments not Measured at Fair Value

The fair value of cash and cash equivalents was estimated to approximate the carrying value and are classified as Level 1 of the fair value hierarchy.

The fair value of receivables from product sponsors, clearing organizations, other receivables, accounts payable, accrued expenses, related party payable, and other payables was estimated to approximate the carrying value and are classified as Level 2 of the fair value hierarchy due to their short-term nature.

NOTE 5 –INTANGIBLE ASSETS

The Company amortizes intangible assets with definite lives on a straight-line basis over their useful lives. None of the intangible assets with definite lives is anticipated to have a residual value. The following tables present the components of intangible assets with definite lives subject to amortization at December 31, 2021:

As of December 31, 2021	Gross Carrying Amount	Accumulated amortization	Net Carrying Amount	Weighted Average Remaining Useful Life (years)
Financial advisor relationship	$ 168,750,984	$ (13,503,214)	$ 155,247,770	13.8
Customer relationships	11,800,000	(1,180,000)	10,620,000	9.0
Trade names	2,233,901	(921,893)	1,312,008	6.7
Non-compete agreements	2,205,040	(445,540)	1,759,500	2.5
Total	$ 184,989,925	$ (16,050,647)	$ 168,939,278	

NOTE 6 – LEASES

Lease Recognition

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating leases for corporate offices with remaining lease terms of one year to five years.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments.

Supplemental weighted-average information related to leases is as follows:

	Year Ended December 31, 2021
Weighted-average remaining lease term (years):	
Operating leases	3.3
Weighted-average discount rate:	
Operating leases	5.26%

Maturities of lease liabilities as of December 31, 2021 are as follows:

	Operating Leases
2022	$ 462,971
2023	392,883
2024	286,179
2025	181,387
2026	45,682
Total lease payments	1,369,102
Less imputed interest	112,548
Total	$ 1,256,554

NOTE 7 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by Cetera Financial. Costs of the plans are allocated to the Company based on rates determined by Cetera Financial. The Company had no separate employee benefit plan in 2021 and relied on Cetera Financial to cover all eligible employees. All benefits that were paid by Cetera Financial were charged back to the Company for reimbursement.

NOTE 8 - RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on factors including assets under management, sales volume, number of personnel, and producing advisors. Such expenses primarily include overhead services related to operations and risk management, finance and administration, information technology, and strategic integration. Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of Cetera Financial. As of December 31, 2021, the Company has an outstanding payable of $911,917 recorded in Other liabilities to Cetera Financial related to these services. In addition, the Company has $40,826 related party payable to other affiliates.

Cetera Financial may fund note receivables as part of the recruitment effort to the Company's advisors. Those notes typically require the payback of principal and interest to Cetera Financial over periods of three to four years. The issuance of these notes by Cetera Financial is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment based on the attainment of certain production targets.

Cetera Investment Services LLC, an affiliate, provides custodial services for certain customer retirement accounts of the Company. As of December 31, 2021, there were no material outstanding payables to Cetera Investment Services LLC.

Related party receivable of $53,786 is due from Cetera Advisors LLC, an affiliate, and $46,868 related party receivables from other affiliates.

Given the credit agreements Aretec has with its lenders, in the event of a default the Company's assets could be used to satisfy Aretec's obligations.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Legal and regulatory proceedings related to business operations — The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a loss with regard to a legal proceeding when it believes it is probable a loss has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. At December 31, 2021 the Company had legal reserves of approximately $0.2 million. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission ("SEC"), and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

The Company is being investigated by the SEC regarding whether the Company breached its fiduciary duties or other obligations by receiving SEC Rule 12b-1 fees from mutual funds and other fees in investment advisory accounts, including but not limited to revenue sharing payments and "markups" on expenses from its clearing firm. During the year ended December 31, 2019 the Company has recognized a liability as it believes it is probable a liability has occurred and disgorgement costs related to remediating the claims asserted have been estimated to be $2.5 million, inclusive of any applicable interest or civil penalties.

Defense costs related to legal and regulatory proceedings are expensed as incurred. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

Clearing broker — Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2021, the Company complied with all such requirements.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2021, the Company had net capital of $15,597,825, which was $15,347,825 in excess of required net capital of $250,000.

NOTE 12 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, paragraph k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker and that our other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74"). The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

NOTE 13 - SUBSEQUENT EVENTS

The Company has evaluated activity through the date the Consolidated Statement of Financial Condition was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the Consolidated Statement of Financial Condition, except as noted below.

On September 28, 2021, CAN and First Financial Equity Corp. ("FFEC") entered into an asset purchase agreement under which FFEC's financial advisors would register with CAN. The closing date of the agreement is estimated to occur in the second quarter of 2022.

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